Exhibit 99.1

Claude Resources Inc. Forecasts 50,500 Ounces in 2012

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Feb. 10, 2012 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported that it expects to produce approximately 50,500 ounces of gold from its 100 percent owned Seabee Gold Operation during 2012. In 2011, the Company produced approximately 11,270 ounces of gold in the fourth quarter for a total of 44,760 ounces of gold during the year, representing a decrease of five percent year over year.

President and Chief Executive Officer, Neil McMillan stated, "Although we were able to do a lot of things right in 2011, we were disappointed with the production results. We were able to get the Santoy 8 Mine to commercial production but lower grade ore and unexpected circumstances affected the ability to produce forecasted production levels. To improve and sustain future production and reduce unit costs, the Company initiated the shaft extension and mill expansion, as well as increased investment in mine development, production equipment and infrastructure. We believe these plans will position the Company to expand production on a sustainable basis. In 2012, the Company plans on producing approximately 50,500 ounces of gold with the majority of these ounces expected to come in the second and fourth quarters."

In 2011 at the Seabee Gold Operation, Claude drilled 56,000 metres underground and an additional 44,700 metres from surface. An updated Seabee Resource and Technical Report, inclusive of both the Santoy Gap and L62 are in progress and planned for release during the first quarter of 2012.  In 2012, the Company plans to drill 130,000 metres at the Seabee Gold Operation, 70,000 metres regionally and 60,000 metres underground. The focus will be on expansion of the Santoy Gap, L62, Santoy 8 and Seabee deposits, as well as continued advancement of Neptune and other regional targets.

"We had a very successful exploration year with two new discoveries, the Santoy Gap and the L62. Both discoveries are expected to play important roles in the Company's life of mine plan beginning in 2013.  We believe these discoveries will materially impact our reserve and resource growth in 2012 and improve the near term production profile of the Seabee Gold Operation due to the proximity to current infrastructure."

In addition to aggressive exploration efforts at the Seabee Project, Claude is continuing Phase II underground drilling and delineation drilling of the known Austin Tuff at its 100 percent Madsen Property in Red Lake. At the 100 percent owned Amisk Gold Project, the Company plans on delivering a Preliminary Economic Assessment by the third quarter, an updated mineral resources calculation and conducting further exploration.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 973,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Cautionary note to U.S. investors concerning resource estimate

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits United States mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO, Claude Resources Inc.
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone:  (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 10-FEB-12